[Willkie Farr & Gallagher LLP Letterhead]

VIA EDGAR

January 25, 2011

Christian T. Sandoe

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Apollo Senior Floating Rate Fund Inc.
Pre-Effective Amendment No. 3 to the
Registration Statement on Form N-2
Securities Act File No. 333-169726
Investment Company Act File No. 811-22481

Dear Mr. Sandoe:

On behalf of the Apollo Senior Floating Rate Fund Inc. (the “Fund”), a Maryland corporation, we are hereby filing Pre-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2 (the “Amendment”) pursuant to the Securities Act of 1933 and the Investment Company Act of 1940. The Amendment is being filed in order to supplement the information provided in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement and to attach certain exhibits.

If any questions should arise in the course of your review of this filing or if there is any way in which we may be of assistance, please do not hesitate to call me at (212) 728-8510 or P. Jay Spinola at (212) 728-8970.

Very truly yours,

/s/ Anthony Geron

Anthony Geron